Exhibit 3.3

TTM TECHNOLOGIES, INC.

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

OF THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

TTM Technologies, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is TTM Technologies, Inc.

2. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 8, 2024 (the “A&R Certificate of Incorporation”), and such A&R Certificate of Incorporation requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of said A&R Certificate of Incorporation is a scrivener’s error in Article IV, Subsection 1, whereby the number of shares of common stock, par value $0.001 per share, that the Corporation is authorized to issue was stated as two hundred million (200,000,000) shares and the total number of shares that the Corporation is authorized to issue was stated as two hundred fifteen million (215,000,000) shares.

4. Article IV, Subsection 1 of the A&R Certificate of Incorporation is corrected to read as follows:

“1. Authorized Stock. The Corporation shall have authority to issue a total of three hundred fifteen million (315,000,000) shares, consisting of (i) three hundred million (300,000,000) shares of common stock, $0.001 par value per share (the “Common Stock”), and (ii) fifteen million (15,000,000) shares of preferred stock, $0.001 par value per share (the “Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be executed by a duly authorized officer this 10th day of June, 2024.

TTM TECHNOLOGIES, INC.

By:	/s/ Thomas T. Edman
Name: Thomas T. Edman
Title: Chief Executive Officer, President and Director